                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.           )*



                        Davel Communications Group, Inc.
-------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                          Common Stock, par value $.01
-------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  238338 10 7
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

               Susan Obuchowski, Equity Group Investments, Inc.,
      Two N. Riverside Plaza, Suite 600, Chicago, IL  60606 (312) 466-4010

-------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

        with a copy to: Walter S. Lowry, Rosenberg & Liebentritt, P.C. Two N. Riverside Plaza, Suite 1600, Chicago, IL 60606 (312) 466-3769

                                 June 29, 1998
-------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

CUSIP No.  238338 10 7       13D                               Page  2  of  134

-------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE
        PERSON

        Samstock, L.L.C.
        36-4156890
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    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  [ ](a)
                                                                  [ ](b)
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    3   SEC USE ONLY
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    4   SOURCE OF FUNDS*
        WC
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    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                        [ ]
-------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
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                        7   SOLE VOTING POWER
 NUMBER OF                  1,623,900
   SHARES             ---------------------------------------------------------
BENEFICIALLY            8   SHARED VOTING POWER
  OWNED BY                  0
EACH REPORTING        ---------------------------------------------------------
 PERSON WITH            9   SOLE DISPOSITIVE POWER
                            1,973,900
                      ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            0
-------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,973,900
-------------------------------------------------------------------------------
    12  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                  [ ]
-------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        33.6%
-------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON*
        00

-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1     Security and Issuer

           This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Davel Communications Group, Inc., an Illinois corporation (the "Issuer"). The Issuer's principal executive offices are at 1429 Massaro Blvd., Tampa, Florida 33619.

Item 2     Identity and Background

           (a - c) and (f) This Schedule 13D is being filed by Samstock, L.L.C., a Delaware limited liability company ("Samstock"). The sole member of Samstock is SZ Investments, L.L.C., a Delaware limited liability company ("SZ Investments"). The sole managing member of SZ Investments is Zell General Partnership, Inc., an Illinois corporation ("Zell Inc."). The sole stockholder of Zell Inc. is Samuel Zell as trustee of the Samuel Zell Revocable Trust, an Illinois trust existing pursuant to a trust agreement dated January 17, 1990, (the "Zell Trust"). The sole director of Zell Inc. and the sole beneficiary of the Zell Trust is Samuel Zell. The executive officers of Zell Inc. are: Samuel Zell, president; and Rod F. Dammeyer, Donald J. Liebentritt and Sheli Z. Rosenberg, vice presidents. Mr. Zell is Chairman of the Board of Equity Group Investments, Inc. ("EGI"), a private investment company. Mr. Dammeyer is a managing director of EGI Corporate Investments, the corporate investment and oversight arm of EGI. Mr. Liebentritt is an executive vice president and general counsel of EGI. Mrs. Rosenberg is president and chief executive officer of EGI. Messrs. Zell, Dammeyer and Liebentritt and Mrs. Rosenberg are citizens of the United States of America.

           The principal business of each of Samstock, SZ Investments, Zell Inc. and Zell Trust is investments.

           The principal business address for each of Samstock, SZ Investments, Zell Inc., Zell Trust, Messrs. Zell, Dammeyer and Liebentritt and Mrs. Rosenberg is Two North Riverside Plaza, Chicago, IL 60606.

           (d) and (e) Neither Samstock nor, to the best knowledge of Samstock, SZ Investments, Zell Inc., Zell Trust, Messrs. Zell, Dammeyer and Liebentritt or Mrs. Rosenberg, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a results of such proceeding, was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

           On June 29, 1998, pursuant to a Stock Purchase Agreement dated May 14, 1998 between Samstock and the Issuer ("Issuer Purchase Agreement"), Samstock purchased 1,000,000 shares of Common Stock and warrants to purchase 218,750 shares of Common Stock from the Issuer at $32.00 per share (the "Issuer Warrant") for an aggregate purchase price of $28.0 million. On June 30, 1998, pursuant to a Stock Purchase Agreement dated May 14, 1998 between Samstock and David R. Hill (the "Hill Purchase Agreement"), Samstock purchased 500,000 shares of Common Stock and warrants to purchase 131,250 shares of Common Stock from David R. Hill at $32.00 per share (the "Hill Warrant") for an aggregate purchase price of $14.0 million. On June 30, 1998, pursuant to a Stock Purchase Agreement dated May 14, 1998 among Samstock, Robert D. Hill, Michael Hayes, Theodore Rammelkamp, Jr., Jones Yorke, Paul Demirdjian, Michael Kouri and Marlin Turnipseed ("Management") (together with the Issuer Purchase Agreement and the Hill Purchase Agreement, the "Purchase Agreements"), Samstock purchased 123,900 shares of Common Stock from Management for an aggregate purchase price of $3,469,200. In each case, the aggregate purchase price was obtained from the working capital of Samstock. The Purchase Agreements are filed as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 4.    Purpose of the Transaction

           Samstock has acquired the securities of the Issuer for investment purposes only.

           The Issuer, Samstock and Mr. Hill have entered into an Investment Agreement dated June 29, 1998 (the "Investment Agreement"). Pursuant to the Investment Agreement, prior to June 29, 2001, (a) except as the same may be approved by a majority of the Disinterested Directors (as defined in the Investment Agreement) prior to the taking of such action, neither the Investor Group nor the Shareholder Group (as such terms are defined in the Investment Agreement) shall, directly or indirectly, acquire, offer to acquire, agree to acquire, make any proposal to acquire, become the beneficial owner of or obtain any rights in respect of any Company Voting Securities (as defined in the Investment Agreement), by purchase or otherwise, or take any action in furtherance thereof, if the effect of such acquisition, agreement or other action would be to increase the aggregate beneficial ownership of Company Voting Securities by the Investor Group or the Shareholder Group to such number of Company Voting Securities that represents or possesses greater than 33.7% of the Combined Voting Power (as defined in the Investment Agreement), in the case of the Investor Group, and 37.0% of the Combined Voting Power, in the case of the Shareholder Group, (b) no member of the Investor Group or the Shareholder Group shall, in any way, participate in, directly or indirectly, any solicitation of proxies to vote or consent with respect to any Company Voting Securities or become a participant in an election contest with respect to the Issuer, except, in each case with the prior approval of the Disinterested Directors (provided, however, that members of the Shareholder Group may participate in the solicitation of proxies with respect to matters recommended by the Issuer's Board of Directors), (c) except as the same may be approved by a majority of the Disinterested Directors prior to the taking of such action, neither the Investor Group nor the Shareholder Group shall (i) form, join in or participate in the formation of a group with respect to Company Voting Securities (other than, in the case of the Investor Group, a group consisting solely of the members of the Investor Group, in the case of the Shareholder Group, a group consisting solely of the members of the Shareholder Group, and any group that may be deemed to exist by virtue of the Shareholders Agreement (as hereinafter defined)) or (ii) deposit any Company Voting Securities into a voting trust or subject any Company Voting Securities to any arrangement or agreement with respect to the voting thereof (other than the Shareholders Agreement, in the case of the Investor Group, any such trust, arrangement or agreement the only parties to, or beneficiaries of, which are members of the Investor Group or Permitted Transferees (as defined in the Shareholders Agreement) of Investor, and, in the case of the Shareholder Group, any such trust, arrangement or agreement the only parties to, or beneficiaries of, which are members of the Shareholder Group or Permitted Transferees of Shareholder), (d) neither the Investor Group nor the Shareholder Group shall, directly or indirectly, assist, encourage or induce any other person to bid for or acquire outstanding Company Voting Securities in any transaction or series of related transactions, unless the consummation of such transaction or series of related transactions requires approval of a majority of the Issuer's Board of Directors and (e) except as the same may be approved by a majority of the Disinterested Directors prior to the taking of such action, neither the Investor Group nor the Shareholder Group shall take any action, alone or in concert with any other person to circumvent the limitations set forth in the preceding clauses (a), (b), (c) and (d). The Investment Agreement also provides that if, for any reason, (x) any person designated by Samstock or Mr. Hill as a director of the Issuer pursuant to the Investment Agreement is not nominated by the Issuer's Board of Directors for election to the Issuer's Board of Directors or the Issuer's Board of Directors does not recommend such person to serve as a director of the Issuer or
           (y) the Issuer's Board of Directors shall change the size of such Board from seven directors at such time as Samstock is entitled to designate two directors of the Issuer's Board of Directors or Mr. Hill is entitled to designate three directors of the Issuers' Board of Directors, each in accordance with the provisions of the Investment Agreement, then, upon the happening of such event, all of the provisions of Article III of the Investment Agreement (which includes the provisions described in the first sentence of this paragraph) shall lapse and no longer be of any force or effect (provided, however, that the obligations of a party under Article
           III of the Investment Agreement shall not lapse and cease to be of any force or effect with respect to either the Investor Group or the Shareholder Group if any of its respective members shall have breached any provision of the Investment Agreement and as a result thereof, one of the events described in clause (x) or (y) above shall have occurred).

           The Investment Agreement also provides that prior to the later of (a) such time as Samstock no longer has any rights under the Investment Agreement to designate two directors of the Issuer or (b) June 29, 2001, the Investor Group shall not solicit, encourage, enter into substantive discussions or negotiations with respect to, or effect any acquisition of any entity the principal business of which is the operation of a network of payphones or of any material amount of assets of any such entity; provided, however, that (i) the Investor Group may solicit, encourage or enter into discussions or negotiations of which the Issuer is generally aware with respect to any such acquisition with the intent of effecting such acquisition through the Issuer and (ii) the Investor Group shall not be prohibited from purchasing and owning equity securities of any such entity so long as such securities in the aggregate represent no more than five percent of the outstanding equity securities of such entity.

           In addition, pursuant to the Investment Agreement (i) so long as Samstock, together with any other members of the Investor Group, owns at least 10% of the Combined Voting Power of all Company Voting Securities , Samstock shall have the right to designate two directors of the Issuer, (ii) so long as Mr. Hill, together with any other members of the Shareholder Group , owns at least 10% of the Combined Voting Power of all Company Voting Securities, Mr. Hill shall have the right to designate three directors of the Issuer, (iii) prior to June 29, 1999, Mr. Hill shall be entitled to designate two persons to be elected as Independent Directors (as defined in the Investment Agreement), provided that such designees are reasonably acceptable to Samstock and, following such date, Samstock and Mr. Hill shall jointly designate the two persons to be elected as Independent Directors, (iv) so long as Samstock is entitled to designate two directors of the Issuer's Board of Directors or Mr. Hill is entitled to designate three directors of the Issuer's Board of Directors, each in accordance with the terms of the Investment Agreement, none of Samstock, Mr. Hill or the Issuer shall take any action to decrease the size of such Board to less than seven directors or to increase the size of such Board to more than seven directors and (v) the Issuer has granted to Samstock the right to require the registration under the Securities Act of 1933, as amended, of the shares of Common Stock acquired by Samstock pursuant to the Purchase Agreements.

           Mr. Samuel Zell and Mr. F. Philip Handy were elected to the Issuer's Board of Directors, as designees of Samstock, on June 30, 1998.

           Samstock, Mr. Hill and, solely for purposes of Sections 2(a), 2(b), 3, 4, 6 and 8 through 19 thereof, the Issuer have entered into a Shareholders Agreement dated June 29, 1998 (the "Shareholders Agreement"). Pursuant to the Shareholders Agreement, (i) Samstock and Mr. Hill have each granted, first to the other and then to the Issuer, certain rights of first offer with respect to dispositions of shares of Common Stock beneficially owned by them, (ii) Samstock and Mr.

           Hill have granted to each other certain co-sale rights with respect to certain sales by them of Common Stock, (iii) except as the same may be approved by a majority of the Disinterested Directors, no member of the Investor Group or the Shareholder Group shall, directly or indirectly, sell, transfer or otherwise dispose of any Company Voting Securities to any person or group (other than to another member of the Investor Group or the Shareholder Group, as the case may be) prior to June 29, 2001 in a transaction that would, to the knowledge of the Investor Group or the Shareholder Group, as the case may be, upon consummation of such sale, transfer or disposition, result in such person or group beneficially owning Company Voting Securities that would represent 5% or more of the Combined Voting Power of all Company Voting Securities, (iv) so long as Mr. Hill is entitled to designate directors of the Issuer in accordance with the Investment Agreement, Samstock shall vote all Company Voting Securities owned of record by Samstock or with respect to which Samstock has voting control in favor of the election of Mr. Hill's nominees to the Issuer's Board of Directors and the Independent Director nominees chosen in accordance with the terms of the Investment Agreement and (v) so long as Samstock is entitled to designate directors of the Issuer in accordance with the Investment Agreement, Mr. Hill shall vote all Company Voting Securities owned of record by Mr. Hill or with respect to which Mr. Hill has voting control in favor of the election of Samstock's nominees to the Issuer's Board of Directors and the Independent Director nominees chosen in accordance with the terms of the Investment Agreement.

           Samstock and PhoneTel Technologies, Inc. ("PhoneTel") have entered into two Voting Agreements, each dated June 11, 1998 (the "PhoneTel Voting Agreements"). Pursuant to the PhoneTel Voting Agreements, Samstock has agreed to vote (i) all shares of common stock , par value $.01 per share, of PhoneTel owned by Samstock in favor of the merger of PT Merger Corp. with and into PhoneTel (the "PhoneTel Merger"), as contemplated by the Agreement and Plan of Merger and Reorganization dated June 11, 1998 by and among the Issuer, Davel Holdings, Inc., D Subsidiary, Inc., PT Merger Corp. and PhoneTel (the "PhoneTel Merger Agreement"), and each of the actions contemplated by the PhoneTel Merger Agreement to be performed by PhoneTel in connection with the PhoneTel Merger and the other transactions contemplated by the PhoneTel Merger Agreement and any actions required in furtherance thereof and (ii) all shares of Common Stock owned by Samstock in favor of the merger of D Subsidiary, Inc. with and into the Issuer (the "Davel Merger"), as contemplated by the PhoneTel Merger Agreement, and each of the actions contemplated by the PhoneTel Merger Agreement to be performed by the Issuer in connection with the Davel Merger and the other transactions contemplated by the PhoneTel Merger Agreement and any actions required in furtherance thereof.

           Samstock intends to enter into a voting agreement with Peoples Telephone Company, Inc. ("Peoples") pursuant to which Samstock will agree to vote all shares of Common Stock owned by Samstock in favor of the approval of the Agreement and Plan of Merger and Reorganization dated as of July 5, 1998 among the Issuer, Peoples and Davel Holdings, Inc. (the "Peoples Merger Agreement") and each of the actions contemplated by the Peoples Merger Agreement to be performed by Issuer in connection with the merger of a newly formed subsidiary of Issuer with and into Peoples and the other transactions contemplated by the Peoples Merger Agreement and any actions required in furtherance thereof.

           The Investment Agreement, the Shareholders Agreement and the PhoneTel Voting Agreements are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The descriptions of such agreements contained in this Schedule 13D are qualified in their entireties by reference to such exhibits.

           Subject to the terms of the Investment Agreement and the Shareholders Agreement, Samstock reserves the right to sell or otherwise dispose of some or all of the shares of Common Stock beneficially owned by it in the open market, in privately negotiated transactions, through derivative transactions or otherwise, or to acquire additional shares of Common Stock, in the open market, in privately negotiated transactions or otherwise, in each case, depending upon market conditions and other factors.

Item 5. Interest in Securities of the Issuer

        (a) Samstock beneficially owns 1,973,900 shares of Common Stock which represent approximately 33.6% of the shares of Common Stock outstanding as of June 29, 1998. This number of shares of Common Stock includes 350,000 shares of Common Stock that may be acquired by Samstock pursuant to the Issuer Warrant and the Hill Warrant.

        (b) Subject to the terms of the Investment Agreement, the Shareholders Agreement, the PhoneTel Voting Agreements and the voting agreement to be entered into with Peoples, Samstock has the sole power to vote or to direct the vote of 1,623,900 shares of Common Stock.

        (c) As described in Item 3, on June 29 and June 30, 1998, Samstock acquired, in the aggregate, 1,623,900 shares of Common Stock and warrants to acquire 350,000 shares of Common Stock at an exercise price of $32 per share.

        (d) and (e)  Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        In connection with the consummation of the transactions contemplated by the Purchase Agreements, (i) the Issuer, Samstock and Mr. Hill entered into the Investment Agreement and (ii) Samstock, Mr. Hill and, solely for the purposes of Sections 2(a), 2(b), 3, 4, 6 and 8 through 19 thereof, the Issuer entered into the Shareholders Agreement. In connection with the PhoneTel Merger Agreement, Samstock and PhoneTel entered into the PhoneTel Voting Agreements. In connection with the Peoples Merger Agreement, Samstock intends to enter into a voting agreement, as described in Item 4. The Investment Agreement, the Shareholders Agreement and the PhoneTel Voting Agreements are filed as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7  Materials to be Filed as Exhibits

        Exhibit 1 Stock Purchase Agreement dated May 14, 1998 by and between Samstock, L.L.C. and Davel Communications Group, Inc.

        Exhibit 2 Stock Purchase Agreement dated May 14, 1998 by and between Samstock, L.L.C. and David R. Hill

        Exhibit 3 Stock Purchase Agreement dated May 14, 1998 by and among Samstock, L.L.C., Robert D. Hill, Michael Hayes, Theodore Rammelkamp, Jr., Jones Yorke, Paul Demirdjian, Michael Kouri and Marlin Turnipseed

        Exhibit 4 Investment Agreement dated June 29, 1998 among Davel Communications Group, Inc., Samstock, L.L.C. and David R. Hill

        Exhibit 5 Shareholders Agreement dated June 29, 1998 by and among Samstock, L.L.C., David R. Hill and, solely for purposes of Sections 2(a), 2(b), 3, 4, 6 and 8 through 19 thereof, Davel Communications Group, Inc.

        Exhibit 6 Voting Agreement dated June 11, 1998 between Samstock L.L.C. and PhoneTel Technologies, Inc.

        Exhibit 7 Voting Agreement dated June 11, 1998 between Samstock, L.L.C. and PhoneTel Technologies, Inc.

                                   SIGNATURES

After reasonable inquiry, and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  July 9, 1998.




                                      Samstock, L.L.C.





                                      By:  /s/  Donald J. Liebentritt,
                                           --------------------------------
                                           Vice President

                                 EXHIBIT INDEX





EXHIBIT
NUMBER                           DESCRIPTION                      PAGE
-------        ------------------------------------------------   ----
      1         Stock Purchase Agreement dated May 14, 1998 and
                between Samstock, L.L.C. and Davel Communications
                Group, Inc.                                         10

      2         Stock Purchase Agreement dated May 14, 1998 by and
                between Samstock, L.L.C. and David R. Hill.         43


      3         Stock Purchase Agreement dated May 14, 1998 by and
                among Samstock, L.L.C., Robert D. Hill, Michael
                Hayes, Theodore Rammelkamp, Jr., Jones Yorke, Paul
                Demirdjian, Michael Kouri and Marlin Turnipseed.    62

      4         Investment Agreement dated June 29, 1998 among
                Davel Communications Group, Inc.'s, Samstock,
                L.L.C. and David R. Hill.                           86

      5         Shareholders Agreement dated June 29, 1998 by
                and among Samstock, L.L.C., David R. Hill and,
                solely for purposes of Sections 2(a), 2(b), 3, 4,
                6 and 8 through 19 thereof, Davel Communications
                Group, Inc.                                        107

      6         Voting Agreement dated June 11, 1998 between
                Samstock L.L.C. and PhoneTel Technologies, Inc.    120

      7         Voting Agreement dated June 11, 1998 between
                Samstock, L.L.C. and PhoneTel Technologies, Inc.   127